# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: New York Community Capital Trust V, CIK 0001171612
CUSIP: 64944P307
Title of class of securities: Units, 11/01/2051
Address of issuer's principal executive offices: 615 MERRICK AVENUE, WESTBURY, New York (NY), 11590
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000919574-25-007066
Filed by CIK 0001621802

## Reporting persons
- Infrastructure Capital Advisors, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I: type of reporting person: investment company (IV), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,033,865; sole dispositive power 0; shared dispositive power 1,033,865; aggregate amount beneficially owned 1,033,865 (25.61% of the class)
- Jay Hatfield: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Infrastructure Capital Bond Income ETF, a series of Series Portfolios Trust: type of reporting person: investment company (IV), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 15,234; sole dispositive power 0; shared dispositive power 15,234; aggregate amount beneficially owned 15,234 (0.37% of the class)
- Infrastructure Capital Preferred Income UCITS ETF, a Sub-Fund of HANetf II ICAV: type of reporting person: investment company (IV), other (OO); citizenship or place of organization: Ireland (L2); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,630; sole dispositive power 0; shared dispositive power 2,630; aggregate amount beneficially owned 2,630 (0.06% of the class)

## Item 1. Issuer
Name of issuer: New York Community Capital Trust V
Address of issuer's principal executive offices: 615 MERRICK AVENUE, WESTBURY NY 11590

## Item 2. Person Filing
Name of person filing:
Infrastructure Capital Advisors, LLC
Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I
Jay Hatfield
Infrastructure Capital Bond Income ETF, a series of Series Portfolios Trust
Infrastructure Capital Preferred Income UCITS ETF, a Sub-Fund of HANetf II ICAV
Address of principal business office or, if none, residence:
Infrastructure Capital Advisors, LLC
1325 Avenue of the Americas, 28th Floor
New York, New York 10019
United States of America

Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I
1325 Avenue of the Americas, 28th Floor
New York, New York 10019
United States of America

Jay Hatfield
1325 Avenue of the Americas, 28th Floor
New York, New York 10019
United States of America

Infrastructure Capital Bond Income ETF, a series of Series Portfolios Trust
1325 Avenue of the Americas, 28th Floor
New York, New York 10019
United States of America

Infrastructure Capital Preferred Income UCITS ETF, a Sub-Fund of HANetf II ICAV
1325 Avenue of the Americas, 28th Floor
New York, New York 10019
United States of America
Citizenship:
Infrastructure Capital Advisors, LLC - New York
Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I - Delaware
Jay Hatfield - United States
Infrastructure Capital Bond Income ETF, a series of Series Portfolios Trust - Delaware
Infrastructure Capital Preferred Income UCITS ETF, a Sub-Fund of HANetf II ICAV - Ireland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Infrastructure Capital Advisors, LLC - 0
Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I - 1,033,865
Jay Hatfield - 0
Infrastructure Capital Bond Income ETF, a series of Series Portfolios Trust - 15,234
Infrastructure Capital Preferred Income UCITS ETF, a Sub-Fund of HANetf II ICAV - 2,630
Percent of class:
Infrastructure Capital Advisors, LLC - 0.0%
Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I - 25.61%
Jay Hatfield - 0
Infrastructure Capital Bond Income ETF, a series of Series Portfolios Trust - 0.37%
Infrastructure Capital Preferred Income UCITS ETF, a Sub-Fund of HANetf II ICAV - 0.06%
Sole power to vote or to direct the vote:
Infrastructure Capital Advisors, LLC - 0
Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I - 0
Jay Hatfield - 0
Infrastructure Capital Bond Income ETF, a series of Series Portfolios Trust - 0
Infrastructure Capital Preferred Income UCITS ETF, a Sub-Fund of HANetf II ICAV - 0
Shared power to vote or to direct the vote:
Infrastructure Capital Advisors, LLC - 0
Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I - 1,033,865
Jay Hatfield - 0
Infrastructure Capital Bond Income ETF, a series of Series Portfolios Trust - 15,234
Infrastructure Capital Preferred Income UCITS ETF, a Sub-Fund of HANetf II ICAV - 2,630
Sole power to dispose or to direct the disposition:
Infrastructure Capital Advisors, LLC - 0
Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I - 0
Jay Hatfield - 0
Infrastructure Capital Bond Income ETF, a series of Series Portfolios Trust - 0
Infrastructure Capital Preferred Income UCITS ETF, a Sub-Fund of HANetf II ICAV - 0
Shared power to dispose or to direct the disposition:
Infrastructure Capital Advisors, LLC - 0
Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I - 1,033,865
Jay Hatfield - 0
Infrastructure Capital Bond Income ETF, a series of Series Portfolios Trust - 15,234
Infrastructure Capital Preferred Income UCITS ETF, a Sub-Fund of HANetf II ICAV - 2,630

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the Units, 11/01/2051 reported in this Schedule 13G are held in the accounts of Infrastructure Capital Advisors, LLC's clients, none of which, other than Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I, individually owns more than 5% of the Units, 11/01/2051.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Material to be Filed as Exhibit:

Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- Infrastructure Capital Advisors, LLC: By: /s/ Samuel Caffrey-Agoglia, Samuel Caffrey-Agoglia / General Counsel and Chief Compliance Officer (02/17/2026)
- Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I: By: /s/ Samuel Caffrey-Agoglia, Samuel Caffrey-Agoglia / General Counsel and Chief Compliance Officer (02/17/2026)
- Jay Hatfield: By: /s/ Jay Hatfield, Jay Hatfield (02/17/2026)
- Infrastructure Capital Bond Income ETF, a series of Series Portfolios Trust: By: /s/ Samuel Caffrey-Agoglia, Samuel Caffrey-Agoglia / General Counsel and Chief Compliance Officer (02/17/2026)
- Infrastructure Capital Preferred Income UCITS ETF, a Sub-Fund of HANetf II ICAV: By: /s/ Samuel Caffrey-Agoglia, Samuel Caffrey-Agoglia / General Counsel and Chief Compliance Officer (02/17/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.